Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 18, 2019, included in the Proxy Statement of GTx, Inc. that is made a part of the Registration Statement (Form S-4) and related Prospectus of GTx, Inc. for the registration of shares of common stock, $0.001 par value per share, of GTx, Inc., issuable to holders of common stock, $0.0001 par value per share, and warrants and options of Oncternal Therapeutics, Inc., in the proposed merger of Grizzly Merger Sub, Inc., a wholly owned subsidiary of GTx, Inc., with and into Oncternal Therapeutics, Inc.

/s/ Ernst & Young LLP

Memphis, Tennessee

April 5, 2019